SEC 1745 (02-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.  4)*

TESSCO Technologies Incorporated

(Name of Issuer)

Common Stock

(Title of Class of Securities)

872386107

(CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ X ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 872386107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Robert B. Barnhill, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) Not Applicable.
(b) Not Applicable.

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
1,145,015 (as of December 31, 2002) (includes 374,000 shares purchasable under options exercisable within sixty days of December 31, 2002 and 105,000 shares owned by two limited liability companies of which Mr. Barnhill is the sole manager).

6.

Shared Voting Power
55,000 (as of December 31, 2002) (includes 30,000 shares held by Mr. Barnhill's spouse, 10,000 shares held by a private charitable foundation of which Mr. Barnhill and his spouse are the sole directors and 15,000 shares held by a trust of which Mr. Barnhill is one of two trustees).  Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, this shall not be deemed as an admission of beneficial ownership of these shares.

7.

Sole Dispositive Power
1,145,439 (as of December 31, 2002) (includes 374,000 shares purchasable under options exercisable within sixty days of December 31, 2002 and 105,000 shares owned by two limited liability companies of which Mr. Barnhill is the sole manager and 424 shares held in Mr. Barnhill’s 401(k) plan account).

8.

Shared Dispositive Power
55,000 (as of December 31, 2002) (includes 30,000 shares held by Mr. Barnhill's spouse, 10,000 shares held by a private charitable foundation of which Mr. Barnhill and his spouse are the sole directors and 15,000 shares held by a trust of which Mr. Barnhill is one of two trustees).  Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, this shall not be deemed as an admission of beneficial ownership of these shares.

9.

Aggregate Amount Beneficially Owed by Each Reporting Person
1,200,439 (as of December 31, 2002) (includes 374,000 shares purchasable under options exercisable within sixty days of December 31, 2002, 105,000 shares owned by two limited liability companies of which Mr. Barnhill is the sole manager, 424 shares held in Mr. Barnhill’s 401(k) plan account, 30,000 shares held by Mr. Barnhill's spouse, 10,000 shares held by a private charitable foundation of which Mr. Barnhill and his spouse are the sole directors and 15,000 shares held by a trust of which Mr. Barnhill is one of two trustees).  Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, this shall not be deemed as an admission of beneficial ownership of the 30,000 shares owned by Mr. Barnhill's spouse, the 10,000 shares owned by the charitable foundation or the 15,000 shares owned by the trust.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 24.5%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
(a)	Name of Issuer TESSCO Technologies Incorporated
(b)	Address of Issuer's Principal Executive Offices 11126 McCormick Road Hunt Valley, Maryland 21031

Item 2.
(a)	Name of Person Filing Robert B. Barnhill, Jr.
(b)	Address of Principal Business Office or, if none, Residence 11126 McCormick Road Hunt Valley, Maryland 21031
(c)	Citizenship United States
(d)	Title of Class of Securities Common Stock
(e)	CUSIP Number 872386107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not Applicable.
Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount Beneficially Owned as of December 31, 2002:  1,200,439 (includes 374,000 shares purchasable under options exercisable within sixty days of December 31, 2002, 105,000 shares owned by two limited liability companies of which Mr. Barnhill is the sole manager, 424 shares held in Mr. Barnhill’s 401(k) plan account, 30,000 shares held by Mr. Barnhill's spouse, 10,000 shares held by a private charitable foundation of which Mr. Barnhill and his spouse are the sole directors and 15,000 shares held by a trust of which Mr. Barnhill is one of two trustees).  Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, this shall not be deemed as an admission of beneficial ownership of the 30,000 shares owned by Mr. Barnhill's spouse, the 10,000 shares owned by the charitable foundation or the 15,000 shares owned by the trust.

	(b)	Percent of class: 24.5%

(c)	Number of shares as to which the person has:
(i)

Sole power to vote or to direct the vote - 1,145,015 (as of December 31, 2002) (includes 374,000 shares purchasable under options exercisable within sixty days of December 31, 2002 and 105,000 shares owned by two limited liability companies of which Mr. Barnhill is the sole manager).

(ii)

Shared power to vote or to direct the vote - 55,000 (as of December 31, 2002) (includes 30,000 shares held by Mr. Barnhill's spouse, 10,000 shares held by a private charitable foundation of which Mr. Barnhill and his spouse are the sole directors and 15,000 shares held by a trust of which Mr. Barnhill is one of two trustees).  Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, this shall not be deemed as an admission of beneficial ownership of these shares.

(iii)

Sole power to dispose or to direct the disposition of - 1,145,439 (as of December 31, 2002) (includes 374,000 shares purchasable under options exercisable within sixty days of December 31, 2002 and 105,000 shares owned by two limited liability companies of which Mr. Barnhill is the sole manager and 424 shares held in Mr. Barnhill’s 401(k) plan account).

(iv)

Shared power to dispose or to direct the disposition of - 55,000 (as of December 31, 2002) (includes 30,000 shares held by Mr. Barnhill's spouse, 10,000 shares held by a private charitable foundation of which Mr. Barnhill and his spouse are the sole directors and 15,000 shares held by a trust of which Mr. Barnhill is one of two trustees).  Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, this shall not be deemed as an admission of beneficial ownership of these shares.

Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification
Not Applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2003
Date
/s/ Robert B. Barnhill, Jr.
Signature
Robert B. Barnhill, Jr.
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.